AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of Registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of Registrant’s Name in English)

Japan

(Jurisdiction of incorporation or organization)

17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

(Address of principal executive offices)

Kensaku Ichinose, 81-3-3829-3210, 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

Telephone number: 81-3-3829-3210

Facsimile number: 81-3-3625-9250

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares*	NASDAQ Global Market
American Depositary Shares**	NASDAQ Global Market

*	No par value. Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
**	American Depositary Receipts evidence American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 20-F (File No. 001-38641) is being filed solely for the purpose of amending Item 19 of Part III of such Registration Statement to include and file herewith Exhibit 15(a), Consent of Independent Registered Public Accounting Firm.

No other changes or additions are being made hereby to the Registration Statement as filed on September 4, 2018.

PART III

ITEM 19.	EXHIBITS

Number	Description

1.1*	Articles of Incorporation of Pepper Food Service Co., Ltd. dated September 1, 2017 (English Translation)

1.2*	Regulations of the Board of Directors of Pepper Food Service Co., Ltd. dated September 14, 2017 (English translation)

1.3*	Share Handling Regulations of Pepper Food Service Co., Ltd., dated August 15, 2017 (English translation)

2.1*	Form of Deposit Agreement among the registrant, The Bank of New York Mellon Securities Company Japan Ltd., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder

4.1*	Form of the Limited Liability Agreement with certain directors of Pepper Food Service Co., Ltd. (English translation)

4.2*	Form of the Limited Liability Agreement with certain corporate auditors of Pepper Food Service Co., Ltd. (English translation)

4.3*	Master Supply Agreement with SFoods Inc. (English translation)

4.4*	Master Product Sales Agreement with Oshin Co., Ltd. (English translation)

4.5*	Master Transaction Agreement with Eishin Sangyo K.K., and Eishin Denki K.K. (English translation)

8.1*	List of subsidiaries of Pepper Food Service Co., Ltd. as of December 31, 2017

15(a)	Consent of Independent Registered Public Accounting Firm

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PEPPER FOOD SERVICE CO., LTD.

By:	/s/ Kunio Ichinose
Name: Kunio Ichinose Title: Representative Director, President and Chief Executive Officer

Date: September 13, 2018